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                                    Exhibit 1

                             Cliffwood Partners LLC
                           11726 San Vicente Boulevard
                                    Suite 600
                              Los Angeles, CA 90049


                                  March 1, 2002

Board of Directors
National Golf Properties, Inc.
2951 28th Street
Suite 3001
Santa Monica, CA  90405
Attention:        David G. Price, Chairman of the Board
                  James M. Stanich
                  Charles S. Paul
                  John C. Cushman, III
                  Bruce Karatz

Dear Directors:

As you know, on February 21, 2002, Cliffwood Partners LLC, filed a Form 13D disclosing its recent purchases of common stock of National Golf Properties, Inc. (the Company). In this 13D, we publicly communicated our serious doubts about the benefits of the Company's proposed business combination with American Golf Corporation (American) and certain other companies, all of which are affiliated with the Company's founder and chairman, David G. Price. We also expressed our displeasure with the almost complete lack of information that has thus far been offered to the public about this transaction and any other financing and/or strategic alternatives considered by the Company. We would now like to take this opportunity to address some of our concerns and questions directly to you, the Company's board of directors (the Board).

This proposed transaction raises many serious questions. Unfortunately, neither the Company nor its directors have to date offered any meaningful answers. Instead, Charles S. Paul, the Company's Chairman of the Board's independent committee made the following statement: "Our combined strength should enable us to capitalize on the consolidation opportunities presented in an industry that has suffered from overbuilding and generally poor economic conditions." What is the "combined strength" of the companies? How could a merger with an entity that appears to be teetering on insolvency enhance anything but American and Mr. Price's prospects at the expense of the Company's significant equity value? The Company's stockholders are entitled to a much more thorough and detailed explanation than that which has been offered.

While we believe that the Company's assets offer great promise for its future, this is an important time for the Company, as the Board's decisions during this critical period will have significant implications for maximizing, or possibly impairing, the value of the Company's assets. Prior to entering into any definitive documentation with American, we ask that the Board

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provide all of the Company's stockholders with forthright responses to the following fundamental questions:

   o Why is the Company proposing to engage in a strategic transaction with an entity that appears mired in financial difficulties and which will saddle the Company with substantial additional debt (i.e., what tangible benefits does the Board expect will accrue to the Company and its stockholders from such a transaction)?
   o Why has the Company allowed American to remain in arrears under its lease arrangements without employing all of its default remedies? Has the Board considered the risks of the permanent loss of all or most of any deferred rent if the merger as proposed is not completed? Has the Board contemplated terminating some or all of these lease agreements with American in light of American's payment defaults and American's apparently poor prospects for performance on its future obligations?
   o What are all the material terms of the merger, including the exchange ratio and any provisions for termination fees?
   o Why is an additional equity investment required when the Company appears to generate sufficient annual cash flow to meet its existing debt and capital obligations? How and why will existing common stockholders be diluted by this investment? What are the anticipated uses of proceeds of the new equity investment?
   o What valuations did the independent committee of the Board and its financial advisors assign to the constituent entities in the merger? What factors were used in determining these valuations? How do these valuations compare to comparable companies and comparable transactions? Is it prudent to pursue a merger in the current environment, when in Mr. Paul's own words, the industry "has suffered from overbuilding and generally poor economic conditions?"
   o What financial information of the proposed merger entities was used in making the valuations? For example, was historical monthly cash flow information with respect to the Company's assets analyzed as part of this process? Please make any such financial information available.
   o Why are American's stockholders, who are responsible for operating the properties of the Company, being issued a superior class of stock as consideration for the merger. We believe that, at most, American and its controlling stockholder, David G. Price, are entitled to be on the same footing or in a junior position with the Company's other common stockholders.
   o What other specific benefits to Mr. Price and other insiders will result from the transaction? For example, will Mr. Price or any of his affiliates be relieved of any personal guarantees or encumbrances on any of their assets related to American's obligations that would be assumed by the Company in the merger?
   o What alternatives to the merger has the Board considered? Has the independent committee explored the possibility that it might not be the most financially viable way to run a golf course operating business in such a large, national or international platform? The stockholders of the Company are entitled to evidence of the longer-term health and financial viability of American on a stand-alone basis before any merger with American or any other national operator can be adequately evaluated.
   o In the 2000 10-K for the Company, the following statement appeared: "The credit facilities and the private placement loan are collateralized by the issued and outstanding stock of an affiliate." Please provide more detailed information on the affiliate and the terms of the loans that are collateralized.

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Other questions come to mind regarding the Company's determination to proceed toward a merger with American. May we accurately assume that the proposed transaction would result in the Company losing its status as a real estate investment trust (REIT)? If so, why has the Board determined that it is no longer in the Company's best interest to continue to qualify as a REIT? If the termination of the REIT status is inevitable, as the proposed transaction and the suspension of the Company's regular dividend suggests, has the Board considered operating its golf courses and terminating its relationship altogether with American, thereby leaving American's problems behind?

In addition, we have concerns about the true independence of the Board's "independent committee" that has made the decision to engage in the merger. Recent litigation filed against the Company and members of its Board implied that most of the independent members of the Board are not independent at all. Please confirm the basis upon which the Board has determined the appropriateness of this committee's review of the proposed merger.

As to any definitive documentation for the contemplated business transaction, we assume that it will not preclude the Board members from exercising their fiduciary duties in continuing to examine alternatives. We are concerned, however, that the transaction documents may provide for termination fees and expense reimbursements for American in the event that the transaction does not move forward, which could serve to limit the Company's options by making other transactions more expensive, perhaps prohibitively. Furthermore, any such provisions would further undermine stockholder confidence in the "independent" directors, by again providing for transfer of value from the Company to Mr. Price. We would appreciate confirmation that no such provisions will exist, and that the Board and its advisors are actively exploring multiple alternatives outside of American.

Finally, in addition to our concerns about the proposed merger itself, we have questions about the Company's ongoing relationship with American. Has the Company ever solicited competitive bids or received unsolicited bids from other golf course operators? Did the Board consider other operating alternatives, such as dividing up the operation of its golf courses among several tenants, which could allow the Company to benefit from a more diversified and competitive environment for the operation of its courses? By diversifying its operator base to more regionally focused operators, couldn't the Company better avoid the pitfalls that arise when its primary source of income is derived from a single, financially constrained tenant?

We hope the Board will provide the stockholders of the Company with a timely and thorough response to the issues raised in this letter. Answers to these questions will enable the stockholders of the Company to be confident that the independent committee has considered all of their available options in preserving and maximizing stockholder value in the Company.

Sincerely,

/s/ Carl B. Tash
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Carl B. Tash
President
Cliffwood Partners LLC